Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Announces Results of Annual General Meeting of Shareholders

Shenzhen, China, September 15, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announced that it held its Annual General Meeting of Shareholders (the “2020 AGM”) on September 15, 2020. Each of the ordinary resolutions submitted to the shareholders for approval at the 2020 AGM has been approved.

Specifically, the shareholders of the Company passed ordinary resolutions approving:

1.                                      The execution, delivery and performance by the Company or its relevant subsidiaries of each of the CN Purchase Agreement, the form of the Convertible Notes which is included as a schedule to the CN Purchase Agreement, the Exit Payments Agreement, the First Rank Deed of Share Charge over 51% of Shares in Dragon Jade Holdings Limited (龍翠控股有限公司), the First Rank Deed of Share Charge Over 51% of Shares in Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司), the Equity Interest Pledge Agreements (股权质押协议) (collectively, the “Transaction Documents”), each of which form was filed on form 6-K by the Company with the Securities and Exchange Commission on September 8, 2020, and any and all other documents, agreements, instruments or certificates required or contemplated by any of the Transaction Documents, or deemed necessary or appropriate in connection therewith (including any de-registration, registration or release documents), and the consummation of the transactions contemplated thereby.

2.                                      That such number of ordinary shares, par value US$0.001 per share of the Company (“Ordinary Shares”) be reserved, and the board of directors of the Company be authorized to reserve such number of Ordinary Shares, as may be required from time to time, to satisfy the conversion rights of the investor in relation to and pursuant to the applicable Transaction Documents, and that the issuance of the Company’s ordinary shares pursuant to the exercise by the investor of its contractual conversion rights pursuant to the terms and conditions of the CN Purchase Agreement be approved and confirmed in all respects, and the Company’s registered office provider be authorized and instructed to procure that the Company’s register of members be updated to effect the issuance of such shares to the investor or its nominee upon such exercise of the investor’s conversion rights.

3.                                      Re-election of Ms. Cathy Peng as a director of the Company.

4.                                      That each of the directors and officers and the registered office provider or registered agent of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com